 **Inland Real Estate Corporation**

Supplemental Financial Information

For the Three and Twelve months Ended
December 31, 2009

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

TABLE OF CONTENTS

This supplemental financial information contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Please refer to the documents filed by Inland Real Estate Corporation with the SEC, specifically the Company's Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the period ended June 30, 2009, for a more complete discussion of these risks and uncertainties. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

 **News Release**

Inland Real Estate Corporation (Investors/Analysts):
Dawn Benchelt, Investor Relations Director
(630) 218-7364
benchelt@inlandrealestate.com

Inland Communications, Inc. (Media):
Matthew Tramel, Media Relations Director
(630) 218-8000 x4896
tramel@inlandgroup.com

Inland Real Estate Corporation
Reports Fourth Quarter and Year 2009 Results

OAK BROOK, IL (February 11, 2010) – Inland Real Estate Corporation (NYSE: IRC) today announced financial and operational results for the quarter and fiscal year ended December 31, 2009.

Key Points

- Net income available to common stockholders per share was $0.07 for the quarter and $0.10 for the year ended December 31, 2009.

- Funds from Operations ("FFO") per share was $0.23 for the quarter and $0.87 for the year ended December 31, 2009.

- FFO per share, adjusted for gains on extinguishment of debt and non-cash impairment charges, net of taxes, was $0.24 for the quarter ended December 31, 2009. For 2009, FFO per share, adjusted for the aforementioned items, was $1.03, in line with Company expectations.

- Company signed 82 leases in the total portfolio for rental of nearly 259,000 square feet of gross leasable area (GLA) in the fourth quarter, a 26.3 percent increase in square feet leased over the same period of 2008. For the full year 2009, 311 leases aggregating over 1.5 million square feet of GLA were executed within a challenging leasing environment.

- Company strengthened its financial position by completing an equity offering in May 2009 yielding net proceeds of $106.4 million; proceeds used to pay down line of credit facility balance and repurchase $20 million in principal of its convertible senior notes.

- In 2009, Company successfully addressed approximately $226 million of debt maturities despite a credit-constrained marketplace.

Financial Results for the Quarter

The Company reported that for the fourth quarter of 2009, FFO, a widely-accepted supplemental non-GAAP measure of performance for real estate investment trusts (REITs), was $19.6 million, compared to $16.0 million for the quarter ended December 31, 2008. On a per share basis, FFO was $0.23 (basic and diluted) for the quarter, compared to $0.24 for the fourth quarter of 2008. The dilutive impact of the Company's May 2009 equity offering on FFO for the quarter was approximately $0.06 per share.

FFO, adjusted for non-cash impairment charges, net of taxes, and gains on extinguishment of debt in each period, was $20.5 million for the quarter, compared to $20.9 million for the quarter ended December 31, 2008. On a per share basis, FFO adjusted for those items was $0.24 (basic and diluted) for the quarter, compared to $0.31 in the fourth quarter of 2008. The Company adjusts FFO for the impact of non-cash impairment charges net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

During the fourth quarter of 2009, the Company recorded a gain on extinguishment of debt totaling $1.0 million related to the retirement of a consolidated mortgage note in advance of its scheduled 2012 maturity date. In addition, the Company recorded a non-cash impairment charge of $1.1 million, an amount equal to its pro rata share of the total impairment charge in the amount of $7.5 million to reflect the investment at fair value and $0.8 million related to basis differences resulting from capitalized interest, on its unconsolidated development joint venture project Tuscany Village near Orlando, FL. In the fourth quarter of 2008, by comparison, the Company recorded a gain on extinguishment of debt of $3.4 million related to the purchase of its convertible senior notes at a discount to the contract amount, and non-cash impairment charges of $8.4 million to record the decline in value of certain investment securities.

Excluding the aforementioned items, the decline in FFO from the fourth quarter of 2008 was primarily due to increased vacancy, including vacancy related to certain big-box tenant bankruptcies; decreased revenues from the existing tenant base; and lower real estate tax expense recorded in the prior year quarter. The decrease in FFO for the quarter was partially offset by a decrease of $3.3 million in interest expense.

Net income available to common stockholders for the fourth quarter of 2009 was $5.8 million, compared to $1.7 million for the quarter ended December 31, 2008. On a per share basis, net income available to common stockholders was $0.07 (basic and diluted) for the quarter, compared to $0.03 for the same quarter in 2008. The dilutive impact of the Company's May 2009 equity offering on net income available to common stockholders per share for the quarter was approximately $0.02. The increase in net income available to common stockholders for the quarter over the prior year period was primarily due to lower interest expense and a decrease of $6.5 million in impairment charges compared to the fourth quarter of 2008. These factors were partially offset by lower revenues for the fourth quarter of 2009 and gains on extinguishment of debt that were $2.4 million lower than gains recorded in the prior year quarter.

Financial Results for the Year
For the year ended December 31, 2009, FFO was $68.2 million, compared to $85.2 million for the year 2008. FFO per share for 2009 was $0.87, compared to $1.29 for the year ended December 31, 2008. Approximately $0.13 of the decrease in FFO per share for 2009 is due to the additional shares issued by the Company in conjunction with its aforementioned equity offering.

FFO, adjusted for non-cash impairment charges net of taxes and gains on extinguishment of debt, was $80.7 million for 2009, compared to $94.5 million for 2008. On a per share basis, FFO adjusted for those items was $1.03 (basic and diluted) for 2009, compared to $1.43 for 2008.

During 2009 the Company recorded gains on extinguishment of debt of $8.0 million related to the purchase of certain of its convertible notes at a discount and discounts received for early payoff of certain mortgages payable. The Company also recorded non-cash impairment charges of $2.7 million related to the decline in value of certain investment securities determined to be other than temporary, and non-cash impairment charges, net of taxes, totaling $17.8 million on certain consolidated properties that were subsequently sold at prices below carrying values and four unconsolidated development joint venture properties. In 2008, by comparison, the Company recorded gains on extinguishment of debt of $3.4 million related to purchase of its convertible senior notes at a discount, as well as non-cash impairment charges of $12.0 million to record the decline in value of certain investment securities and an asset impairment charge of $0.7 million related to a property sold during 2008.

Excluding the aforementioned factors, FFO for fiscal year 2009 decreased from the prior year due to the same revenue items that impacted FFO for the quarter, plus decreased rental income from properties owned through the joint venture with Inland Real Estate Exchange Corporation (IREX) while those properties were consolidated, and lower acquisition fees earned on sales of interests in IREX joint venture properties. FFO for 2009 also declined from the prior year due to smaller gains on sales of joint venture interests, which in 2008 included a gain of $3.2 million related to the repayment of a mortgage receivable from Tri-Land Properties, Inc. The decrease in FFO for 2009 was partially offset by a decrease of $11.9 million in interest expense related to a decrease in interest on mortgages payable, lower outstanding balances on the line of credit facility, repurchases of the Company's convertible notes, and lower interest rates on variable rate debt.

Net income available to common stockholders for fiscal year 2009 was $8.2 million, compared to $30.4 million in the prior year. Net income available to common stockholders per share was $0.10 for 2009, compared to $0.46 per share for 2008. The dilutive impact of the Company's May 2009 equity offering on net income available to common stockholders for the year was approximately $0.02 per share. The decrease in net income available to common stockholders for the year was primarily due to lower revenues, an increase of $9.4 million in impairment charges versus the prior year, and smaller gains on sales of joint venture interests, as well as increased depreciation and amortization expense related to the write-off of tenant improvements and in-place lease values. These items were partially offset by gains on extinguishment of debt that were $4.6 million higher in 2009 than gains recorded in 2008 and lower interest expense.

Reconciliations of FFO and adjusted FFO to net income available to common stockholders, as well as FFO per share and adjusted FFO per share to net income available to common stockholders per share are provided at the end of this press release.

"Our mandate throughout a very challenging 2009 was to fortify our balance sheet, meet our occupancy targets and continue to refine our operating platform," said Mark Zalatoris, Inland Real Estate Corporation's president and chief executive officer. "During the year we addressed $226 million of debt maturities and raised more than $106 million through a successful equity offering. Aggressive leasing activities portfolio-wide resulted in the rental of over 1.5 million square feet of retail real estate, accomplished within a severely constrained and competitive market. We also positioned our selective joint venture projects so that these can be completed at the most opportune time."

"We are confident that these collective efforts are positioning the Company very favorably for the future and will result in solid long-term performance for investors," said Zalatoris.

Portfolio Performance
For the quarter ended December 31, 2009, the Company generated total revenues of $41.5 million, compared to $45.1 million reported for the fourth quarter of 2008. Total revenues for the quarter decreased from the prior year period due to lower rental and recovery income resulting from decreased occupancy, including vacancy related to certain big-box tenant bankruptcies, as well as lower revenues from current tenants due to rent deferment and relief requests.

Total revenues for fiscal year 2009 were $170.8 million compared to $188.8 million reported for the prior year. Total revenues for 2009 decreased from the prior year as a result of the aforementioned items and also reflects lower rental income from consolidated IREX joint venture properties, as assets wholly owned through that joint venture included one property in 2009, versus ten properties at various times during 2008. As a reminder, rental income from properties acquired through the IREX joint venture is recorded as consolidated income until those properties become unconsolidated with the first sale of ownership interest to investors. In addition, fee income from unconsolidated joint ventures for fiscal year 2009 decreased 26.8 percent to $3.3 million primarily due to lower acquisition fees earned on sales through the IREX joint venture. The decrease in acquisition fee income for 2009 was partially offset by an increase in property management fees related to an increase in the number of properties under management in the IREX joint venture.

The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three and twelve-month periods during each year. A total of 121 of the Company's investment properties satisfied this criterion during these periods and are referred to as "same store" properties. A reconciliation of same store net operating income to net income available to common stockholders is provided in the supplemental information.

For the quarter, same store net operating income, a supplemental non-GAAP measure used to measure the performance of the Company's investment properties, was $26.8 million, compared to $30.1 million in the fourth quarter of 2008. For the year ended December 31, 2009, same store net operating income was $112.3 million, a decrease of 7.9 percent compared to $121.9 million for the prior year.

The decline in same store net operating income for the quarter from the prior year period was primarily due to decreased rental and recovery revenues resulting from increased vacancy, including vacancy related to certain big-box tenant bankruptcies; lower revenues from tenants due to extended abatement periods on new leases; rent deferment and relief requests; and lower real estate tax expense recorded in the prior year quarter. For the twelve-month period, the decrease in same store net operating income was due to the aforementioned items, as well as lowered estimates for rental and tenant recovery revenues from current tenants. These results were consistent with the Company's expectations for a decrease of 4 percent to 8 percent in same store net operating income for fiscal 2009.

As of December 31, 2009, financial occupancy for the Company's same store portfolio was 90.3 percent, compared to 92.5 percent as of September 30, 2009, and 93.2 percent as of December 31, 2008.

Leasing
For the quarter ended December 31, 2009, the Company executed a total of 82 leases aggregating 258,853 square feet of GLA. This included 52 renewal leases comprising 167,945 square feet of GLA with an average rental rate of $16.69 per square foot, representing an increase of 9.1 percent over the average expiring rate. The 24 new leases signed during the quarter comprise 75,322 square feet of GLA with an average rental rate of $15.77 per square foot, representing a decrease of 11.0 percent over the average expiring rental rate. Six non-comparable leases were signed during the quarter for 15,586 square feet of GLA, with a rental rate of $18.03 per square foot.

For the full year 2009, the Company executed a total of 311 leases for rental of over 1.5 million square feet of GLA. The Company renewed 208 leases comprising 1.1 million square feet of GLA with an average rental rate of $12.60 per square foot, an increase of 4.4 percent over the expiring rate. The Company executed 91 new leases comprising 406,898 square feet of GLA with an average rental rate of $14.53 per square foot, representing a decrease of 13.1 percent from the expiring rate. Twelve non-comparable leases were signed in 2009 for 54,372 square feet of GLA, with an average base rent of $14.24 per square foot.

Leased occupancy for the total portfolio was 92.1 percent as of December 31, 2009, compared to 94.1 percent as of September 30, 2009, and 94.1 percent as of December 31, 2008. Financial occupancy for the total portfolio was 91.5 percent as of December 31, 2009, compared to 93.3 percent as of September 30, 2009, and 93.2 percent as of December 31, 2008. Leased and financial occupancy rates at September 30, 2009 included temporary Halloween leases that contributed approximately 120 basis points to occupancy levels for the third quarter.

EBITDA, Balance Sheet, Liquidity and Market Value
Earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted for gains on extinguishment of debt and non-cash impairment charges, was $31.8 million for the quarter, compared to $35.2 million for the fourth quarter 2008. For the year ended December 31, 2009, EBITDA as adjusted for gain on extinguishment of debt and non-cash impairments was $127.6 million, compared to $150.5 million for the prior year. A definition and reconciliation of EBITDA and adjusted EBITDA to income from continuing operations is provided at the end of this news release.

EBITDA coverage of interest expense, adjusted for gains on extinguishment of debt and non-cash impairments in each period, was 2.9 times for the quarter ended December 31, 2009, compared to 2.9 times for the prior quarter and 2.4 times for the fourth quarter of 2008. The Company has provided EBITDA and related non-GAAP coverage ratios because the Company believes such disclosure provides a supplemental measure in evaluating our operating performance because it excludes expenses that we believe may not be indicative of our operating performance.

During 2009 the Company took action to strengthen its financial position within an uncertain credit and operating environment. In May 2009, the Company completed an equity offering of 17.1 million common shares which provided net proceeds of $106.4 million. Proceeds were used to pay down the $80 million line of credit facility balance outstanding at the close of the offering and to repurchase $20 million in principal of the Company's convertible senior notes at significant discounts to face amount.

In November 2009, the Company entered into a sales agency agreement with BMO Capital Markets Corp. The agreement provides that the Company may offer and sell shares of its common stock, having an aggregate offering price of up to $100.0 million, from time to time through BMO acting as sales agent. Offers and sales of the shares may be made via private placements or by any other method deemed to be an "at the market" (ATM) offering as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on the New York Stock Exchange or to or through a market maker. The Company intends to use proceeds from the sales for general corporate purposes, which may include repayment of secured mortgage debt or amounts outstanding on its line of credit facility or term loan, repurchase of its convertible senior notes, or acquisitions through wholly owned subsidiaries or through joint venture entities. During the quarter ended December 31, 2009, the Company sold 76,500 shares of its common stock through this offering and received net proceeds of approximately $0.6 million. For complete information on the agreement, please refer to the Form 8-K filed by the Company with the Securities and Exchange Commission on November 10, 2009.

In the fourth quarter, the Company retired its sole remaining 2009 consolidated secured debt maturity of $7.4 million on its October maturity date and retired in advance of its 2012 maturity date one consolidated mortgage note of $11.0 million at a discount to the original loan amount. Including those loans, the Company retired nine consolidated mortgage loans totaling $94.4 million in 2009 and repurchased $39.5 million in principal of its convertible senior notes at discounts to face value. In 2009 the Company's joint venture with New York State Teachers Retirement System (NYSTRS) replaced an $11.8 million mortgage loan on a property in this venture with a new $12 million amortizing loan for a 5-year term at a fixed rate of 6.5 percent and its development joint ventures extended $80 million of construction loans. In total, during 2009 the Company and its unconsolidated joint ventures addressed approximately $226 million of debt maturities.

The Company is in discussions with various lenders on financing options for consolidated mortgage debt scheduled to mature in 2010. With regard to the Company's joint venture with New York State Teachers Retirement System, there is no other mortgage debt maturing until March 2011. In addition, the Company is in discussions with its lending group related to the renewal of its term loan and line of credit facility agreements. At December 31, 2009, the Company had $45.0 million outstanding on its unsecured line of credit facility.

As of December 31, 2009, the Company had an equity market capitalization of $689.2 million and $935.1 million of total debt outstanding (including the pro-rata share of debt in unconsolidated joint ventures) for a total market capitalization of approximately $1.6 billion and a debt-to-total market capitalization of 57.6 percent. Including the convertible notes, 68.0 percent of consolidated debt bears interest at fixed rates. As of December 31, 2009, the weighted average interest rate on this debt was 4.87 percent.

Dispositions
In 2009, the Company sold three assets and a land parcel. This included two unanchored neighborhood retail centers in Chicago, IL: the 14,426 square foot Wisner/Milwaukee Plaza, sold for $4.0 million, and the 11,974 square foot Western & Howard Plaza, sold for $1.8 million. The Company also sold the 12,903 square foot Montgomery Plaza in Montgomery, IL for $720,000, and a 114,557 square foot vacant big-box space in Lake Park Plaza in Michigan City, IN, for $1.7 million. The Company recorded aggregate asset impairment charges of $1.8 million to adjust the carrying values of Montgomery Plaza and Lake Park Plaza prior to the sale of those properties. Proceeds from these dispositions were used to repay debt and for general corporate purposes.

Joint Venture Activity
In 2009, properties marketed to investors through the Company's joint venture with IREX included one single-tenant office property that is 100 percent leased by the University of Phoenix and four office buildings that are 100 percent leased by Bank of America under long-term leases structured with annual increases. During 2009, sales to investors representing 100 percent of available interests in the University of Phoenix building had closed. The properties leased to Bank of America continue to be marketed by the joint venture to investors in two separate offerings. As of December 31, 2009, approximately 68 percent of one Bank of America package and 56 percent of the other package had been sold to investors. The Company expects sales of interests in these properties to continue to be marketed during 2010.

In the third quarter of 2009, the Company sold for $4.7 million a free-standing 14,820 square foot retail store built at its Savannah Crossing development in Aurora, IL, under a 25-year triple net lease to Walgreens. The Company recorded a gain in the third quarter of $0.8 million in "equity in earnings on unconsolidated joint ventures" in conjunction with the sale.

Given the difficult market conditions, in 2009 the Company evaluated its investments in unconsolidated development joint venture properties for impairment. As a result of this review, the Company recorded non-cash aggregate impairment charges, net of taxes of $16.0 million, an amount equal to its pro rata share on four development projects: North Aurora Town Centre Phases II and III in North Aurora, IL; the Shops at Lakemoor in Lakemoor, IL; Lantern Commons in Westfield, IN; and Tuscany Village near Orlando, FL. In order to provide additional clarity regarding the status of its development joint venture projects, the Company divided the seven projects into two categories: "active development projects" and "land held for development." Further, the Company resolved development funding uncertainty by extending for up to two years $80 million in construction loans on certain of the joint venture properties, subsequent to $19 million of principal pay downs, and negotiated dollar-for-dollar reductions on loan guarantees to limit potential future exposure. As a result, management believes the projects have been structured in a manner that enables the Company's joint ventures to hold the properties until market conditions improve.

Dividends
In November and December 2009 and January 2010, the Company paid monthly cash dividends to stockholders of $0.0475 per common share. The Company also declared a cash distribution of $0.0475 per common share, payable on February 17, 2010 to common shareholders of record at the close of business on February 1, 2010. At this time the Company expects to continue to pay monthly cash dividends at this rate during 2010. The Company and its Board of Directors will periodically review the current dividend policy as they evaluate the Company's liquidity needs and monitor the impact of market conditions on operating fundamentals.

Guidance:
The Company expects FFO per common share (basic and diluted) for fiscal year 2010 to be in the range of $0.83 to $0.90. For fiscal year 2010, the Company anticipates same store net operating income will remain flat to a decrease of 3% and average financial occupancy to be between 90% to 93%. Additionally, the Company expects to sell its remaining interest in properties sourced for IREX.

Conference Call/Webcast
Management will host a conference call to discuss the Company's financial and operational results on Thursday, February 11, 2010 at 2:00 p.m. CT (3:00 p.m. ET). Hosting the conference call will be Mark Zalatoris, President and Chief Executive Officer; Brett Brown, Chief Financial Officer, and Scott Carr, President of Property Management. The live conference call can be accessed by dialing 1-800-860-2442 (toll free) for callers within the United States, 1-866-605-3852 (toll free) for callers dialing from Canada, or 1-412-858-4600 for other international callers. The conference call also will be available via live webcast on the Company's website at www.inlandrealestate.com. The conference call will be recorded and available for replay beginning at 4:00 p.m. CT (5:00 p.m. ET) on February 11, 2010, until 8:00 a.m. CT (9:00 a.m. ET) on February 26, 2010. Interested parties can access the replay of the conference call by dialing 1-877-344-7529 or 1-412-317-0088 for international callers, and entering the replay passcode 437318#. An online playback of the webcast will be archived for approximately one year in the investor relations section of the Company's website.

About Inland Real Estate Corporation
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that currently owns interests in 139 open-air neighborhood, community, power, and lifestyle retail centers and single tenant properties located primarily in the Midwestern United States, with aggregate leasable space of more than 14 million square feet. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the quarter and year ended December 31, 2009, is available at www.inlandrealestate.com.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Please refer to the documents filed by Inland Real Estate Corporation with the SEC, specifically the Company's Annual Report on Form 10-K for the year ended December 31, 2008, and the Form 10-Q for the quarter ended June 30, 2009, for a more complete discussion of these risks and uncertainties. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets
December 31, 2009 and 2008
(In thousands except per share data)

		December 31, 2009 (unaudited)	December 31, 2008
Assets:			
Investment properties:			
Land	$	333,433	336,917
Construction in progress		322	258
Building and improvements		921,461	926,455
		1,255,216	1,263,630
Less accumulated depreciation		308,785	279,945
Net investment properties		946,431	983,685
Cash and cash equivalents		6,719	5,180
Investment in securities		11,045	8,429
Accounts receivable, net		42,545	47,305
Investment in and advances to unconsolidated joint ventures		125,189	152,916
Acquired lease intangibles, net		14,438	18,055
Deferred costs, net		8,147	9,612
Other assets		10,914	11,649
Total assets	$	1,165,428	1,236,831
Liabilities:			
Accounts payable and accrued expenses	$	29,461	30,621
Acquired below market lease intangibles, net		2,319	2,793
Distributions payable		4,017	5,431
Mortgages payable		384,468	479,935
Term loan		140,000	140,000
Line of credit facility		45,000	52,000
Convertible notes		123,789	159,661
Other liabilities		11,183	14,166
Total liabilities		740,237	884,607
Commitments and contingencies			
Stockholders' Equity:			
Preferred stock, $0.01 par value, 6,000 Shares authorized; none issued and outstanding at December 31, 2009 and 2008		-	-
Common stock, $0.01 par value, 500,000 Shares authorized; 84,560 and 66,498 Shares issued and outstanding at December 31, 2009 and 2008, respectively		846	665
Additional paid-in capital (net of offering costs of $64,472and $58,816 at December 31, 2009 and 2008, respectively)		749,156	636,199
Accumulated distributions in excess of net income		(330,214)	(284,551)
Accumulated other comprehensive income (loss)		3,710	(2,235)
Total stockholders' equity		423,498	350,078
Noncontrolling interest		1,693	2,146
Total equity		425,191	352,224
Total liabilities and stockholders' equity	$	1,165,428	1,236,831

INLAND REAL ESTATE CORPORATION
Consolidated Statements of Operations and Other Comprehensive Income
For the three and twelve months ended December 31, 2009 and 2008 (unaudited)
(In thousands except per share data)

		Three months ended December 31, 2009	Three months ended December 31, 2008	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008
Revenues					
Rental income	$	29,109	30,849	119,713	129,271
Tenant recoveries		10,216	12,093	43,297	51,564
Other property income		1,318	792	4,504	3,458
Fee income from unconsolidated joint ventures		816	1,310	3,330	4,551
Total revenues		41,459	45,044	170,844	188,844
Expenses:					
Property operating expenses		7,891	8,976	29,854	29,872
Real estate tax expense		7,606	5,619	31,571	30,395
Depreciation and amortization		10,131	10,443	46,375	44,214
Provision for asset impairment		778	-	4,696	666
General and administrative expenses		2,949	3,259	12,639	12,991
Total expenses		29,355	28,297	125,135	118,138
Operating income		12,104	16,747	45,709	70,706
Other income		1,219	658	2,813	4,613
Gain on sale of investment properties		-	-	341	-
Gain on sale of joint venture interest		993	780	2,766	5,043
Gain on extinguishment of debt		1,048	3,412	7,980	3,412
Impairment of investment securities		-	(8,361)	(2,660)	(12,043)
Interest expense		(8,098)	(11,380)	(34,823)	(46,711)
Income before equity in earnings (loss) of unconsolidated joint ventures, income tax benefit (expense) of taxable REIT subsidiary and discontinued operations		7,266	1,856	22,126	25,020
Income tax benefit (expense) of taxable REIT subsidiary		(381)	324	513	(198)
Equity in earnings (loss) of unconsolidated joint ventures		(934)	(446)	(16,495)	4,727
Income from continuing operations		5,951	1,734	6,144	29,549
Income from discontinued operations		-	81	2,485	1,305
Net income		5,951	1,815	8,629	30,854
Less: Net income attributable to the noncontrolling interest		(121)	(88)	(417)	(429)
Net income available to common stockholders		5,830	1,727	8,212	30,425
Other comprehensive income (expense):					
Unrealized gain (loss) on investment securities		(263)	(5,745)	3,068	(9,747)
Reversal of unrealized loss to realized loss on investment securities		-	8,361	2,660	12,043
Unrealized gain (loss) on derivative instruments		(93)	(230)	217	(197)
Comprehensive income	$	5,474	4,113	14,157	32,524
Basic and diluted earnings available to common shares per weighted average common share:					
Income from continuing operations	$	0.07	0.03	0.08	0.45
Income from discontinued operations		-	-	0.03	0.02
Net income attributable to noncontrolling interest		-	-	(0.01)	(0.01)
Net income available to common stockholders per weighted average common share – basic and diluted	$	0.07	0.03	0.10	0.46
Weighted average number of common shares outstanding – basic		84,400	66,362	78,441	66,043
Weighted average number of common shares outstanding – diluted		84,481	66,416	78,504	66,102

Non-GAAP Financial Measures

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO and adjusted FFO for the periods presented, reconciled to net income available to common stockholders for these periods. The Company adjusts FFO for the impact of non-cash impairment charges net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

	Three months ended December 31, 2009	Three months ended December 31, 2008	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008
Net income available to common stockholders	$ 5,830	1,727	8,212	30,425
Gain on sale of investment properties	-	-	(2,349)	(1,331)
Equity in depreciation and amortization of unconsolidated joint ventures	3,752	3,785	16,210	11,540
Amortization on in-place lease intangibles	568	802	2,798	3,494
Amortization on leasing commissions	195	202	1,306	892
Depreciation, net of noncontrolling interest	9,278	9,454	41,996	40,134
Funds From Operations	19,623	15,970	68,173	85,154
Gain on extinguishment of debt	(1,048)	(3,412)	(7,980)	(3,412)
Impairment loss, net of taxes:				
Provision for asset impairment	778	-	4,696	666
Impairment of investment securities	-	8,361	2,660	12,043
Provision for asset impairment included in equity in earnings (loss) of unconsolidated joint ventures	1,118	-	14,753	-
Provision for income taxes:				
Tax benefit related to current impairment charges, net of valuation allowance	-	-	(1,638)	-
Funds From Operations, adjusted	$ 20,471	20,919	80,664	94,451
Net income available to common stockholders per weighted average common share – basic and diluted	$ 0.07	0.03	0.10	0.46
Funds From Operations, per common share – basic and diluted	$ 0.23	0.24	0.87	1.29
Funds From Operations, adjusted per common share – basic and diluted	$ 0.24	0.31	1.03	1.43
Weighted average number of common shares outstanding, basic	84,400	66,362	78,441	66,043
Weighted average number of common shares outstanding, diluted	84,481	66,416	78,504	66,102

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our operating performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our operating performance regardless of our capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the operating performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other REITs.

	Three months ended December 31, 2009	Three months ended December 31, 2008	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008
Income from continuing operations	$ 5,951	1,734	6,144	29,549
Gain on sale of property	-	-	(1,188)	(953)
Net income attributable to noncontrolling interest	(121)	(88)	(417)	(429)
Income (loss) from discontinued operations, excluding gains	-	81	477	(26)
Income tax (benefit) expense of taxable REIT subsidiary	381	(324)	(513)	198
Interest expense	8,098	11,380	34,823	46,711
Interest expense associated with discontinued operations	-	-	-	486
Interest expense associated with unconsolidated joint ventures	2,801	3,169	11,477	9,235
Depreciation and amortization	10,131	10,443	46,375	44,214
Depreciation and amortization associated with discontinued operations	-	102	83	647
Depreciation and amortization associated with unconsolidated joint ventures	3,752	3,785	16,210	11,540
EBITDA	30,993	30,282	113,471	141,172
Gain on extinguishment of debt	(1,048)	(3,412)	(7,980)	(3,412)
Impairment of investment securities	-	8,361	2,660	12,043
Provision for asset impairment	778	-	4,696	666
Provision for asset impairment included in equity in earnings (loss) of unconsolidated joint ventures	1,118	-	14,753	-
EBITDA, adjusted	$ 31,841	35,231	127,600	150,469
Total Interest Expense	$ 10,899	14,549	46,300	56,432
EBITDA: Interest Expense Coverage Ratio	2.8 x	2.1 x	2.5 x	2.5 x
EBITDA: Interest Expense Coverage Ratio, adjusted	2.9 x	2.4 x	2.8 x	2.7 x

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2009 and 2008
(In thousands except per share and square footage data)

Financial Highlights (1)		Three months ended December 31, 2009	Three months ended December 31, 2008	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008
Total revenues	$	41,459	45,070	170,844	188,844
Net income available to common stockholders (1)	$	5,830	1,727	8,212	30,425
Gain on sale of investment properties		-	-	(2,349)	(1,331)
Equity in depreciation and amortization of unconsolidated joint ventures		3,752	3,785	16,210	11,540
Amortization on in-place leases intangibles		568	802	2,798	3,494
Amortization on leasing commissions		195	202	1,306	892
Depreciation, net of noncontrolling interest		9,278	9,454	41,996	40,134
Funds From Operations		19,623	15,970	68,173	85,154
Gain on extinguishment of debt		(1,048)	(3,412)	(7,980)	(3,412)
Impairment loss, net of taxes:					
Provision for asset impairment		778	-	4,696	666
Impairment of investment securities		-	8,361	2,660	12,043
Provision for asset impairment included in equity in earnings (loss) of unconsolidated joint ventures		1,118	-	14,753	-
Provision for income taxes:					
Tax benefit related to current impairment charges, net of valuation allowance		-	-	(1,638)	-
Funds From Operations, adjusted	$	20,471	20,919	80,664	94,451
Net income available to common stockholders per weighted average common share – basic and diluted	$	0.07	0.03	0.10	0.46
Funds From Operations per weighted average common share – basic and diluted	$	0.23	0.24	0.87	1.29
Funds From Operations, adjusted per common share – basic and diluted	$	0.24	0.31	1.03	1.43
Distributions Declared	$	12,039	16,272	53,874	64,782
Distributions Per Common Share	$	0.14	0.25	0.69	0.98
Distributions / Funds From Operations Payout Ratio, adjusted		58.8%	77.8%	66.8%	68.6%
Weighted Average Commons Shares Outstanding, Diluted		84,481	66,416	78,504	66,102

		As of December 31, 2009	As of December 31, 2008
Total Assets	$	1,165,428	1,236,831

General and Administrative Expenses		Three months ended December 31, 2009	Three months ended December 31, 2008	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008
General and Administrative Expenses (G&A)	$	2,949	3,259	12,639	12,991
G&A Expenses as a Percentage of Total Revenue		7.1%	7.2%	7.4%	6.9%
Annualized G&A Expenses as a Percentage of Total Assets		1.01%	1.05%	1.08%	1.05%

(1)   See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2009 and 2008
(In thousands except per share and square footage data)

Net Operating Income (1)	Three months ended December 31, 2009	Three months ended December 31, 2008	Twelve months ended December 31, 2009	Twelve months ended September 30, 2008
Net Operating Income (NOI) (Cash basis)	$ 26,790	30,666	112,369	127,089
Same Store Net Operating Income (Cash basis)	$ 26,791	30,050	112,261	121,917
Same Store NOI Percentage Change Over Prior Year Period	-10.8%		-7.9%	

Consolidated Occupancy	As of December 31, 2009	As of September 30, 2009	As of December 31, 2008
Leased Occupancy (2)	91.1%	93.3%	93.8%
Financial Occupancy (3)	90.3%	92.5%	93.2%
Same Store Financial Occupancy	90.3%	92.5%	93.2%

Unconsolidated Occupancy	As of December 31, 2009	As of September 30, 2009	As of December 31, 2008
Leased Occupancy (2)	95.2%	96.2%	95.0%
Financial Occupancy (3)	94.9%	95.6%	93.2%

Total Occupancy	As of December 31, 2009	As of September 30, 2009	As of December 31, 2008
Leased Occupancy (2)	92.1%	94.1%	94.1%
Financial Occupancy (3)	91.5%	93.3%	93.2%

Capitalization	As of December 31, 2009	As of December 31, 2008
Total Shares Outstanding	$ 84,560	66,498
Closing Price Per Share	8.15	12.98
Equity Market Capitalization	689,164	863,144
Total Debt (4)	935,100	1,136,785
Total Market Capitalization	$ 1,624,264	1,999,929
Debt to Total Market Capitalization	57.6%	56.8%

(1)   Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses.

(2)   Leased occupancy is defined as the percentage of total gross leasable area for which there is a signed lease regardless of whether the tenant is currently obligated to pay rent under their lease agreement.

(3)   Financial occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

(4)   Includes pro-rata share of unconsolidated joint venture debt and full face value of convertible notes.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2009 and 2008
(In thousands except per share and square footage data)

Funds From Operations and Other Information

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods. The Company adjusts FFO for the impact of non-cash impairment charges net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

		Three months ended December 31, 2009	Three months ended December 31, 2008	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008
Net income available to common stockholders	$	5,830	1,727	8,212	30,425
Gain on sale of investment properties		-	-	(2,349)	(1,331)
Equity in depreciation and amortization of unconsolidated joint ventures		3,752	3,785	16,210	11,540
Amortization on in-place lease intangibles		568	802	2,798	3,494
Amortization on leasing commissions		195	202	1,306	892
Depreciation, net of noncontrolling interest		9,278	9,454	41,996	40,134
Funds From Operations		19,623	15,970	68,173	85,154
Gain on extinguishment of debt		(1,048)	(3,412)	(7,980)	(3,412)
Impairment loss, net of taxes:					
Provision for asset impairment		778	-	4,696	666
Impairment of investment securities		-	8,361	2,660	12,043
Provision for asset impairment included in equity in earnings (loss) of unconsolidated joint ventures		1,118	-	14,753	-
Provision for income taxes:					
Tax benefit related to current impairment charges, net of valuation allowance		-	-	(1,638)	-
Funds From Operations, adjusted	$	20,471	20,919	80,664	94,451
Net income available to common stockholders per weighted average common share – basic and diluted	$	0.07	0.03	0.10	0.46
Funds From Operations, per common share – basic and diluted	$	0.23	0.24	0.87	1.29
Funds From Operations, adjusted per common share – basic and diluted	$	0.24	0.31	1.03	1.43
Weighted average number of common shares outstanding, basic		84,400	66,362	78,441	66,043
Weighted average number of common shares outstanding, diluted		84,481	66,416	78,504	66,102

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2009 and 2008
(In thousands except per share and square footage data)

	Three months ended December 31, 2009	Three months ended December 31, 2008	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008
Additional Information				
Straight-line rents	$ (170)	(504)	(732)	(658)
Amortization of above and below market rents	5	33	68	159
Amortization of deferred financing fees	797	713	3,035	2,348
Stock based compensation expense	61	68	400	314
Capital Expenditures				
Maintenance / non-revenue generating cap ex				
Building / Site improvements	$ 813	1,025	4,673	6,469
Redevelopment	2,909	-	2,909	1,204
Non-maintenance / revenue generating cap ex				
Tenant improvements	2,351	3,117	9,876	7,620
Leasing commissions	592	256	2,336	1,400

Inland Real Estate Corporation
Supplemental Financial Information
As of December 31, 2009
(In thousands except per share and square footage data)

Consolidated Debt Schedule

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at December 31, 2009:

Fixed rate debt

Servicer	Interest Rate at December 31, 2009	Maturity Date	Balance at December 31, 2009	Percent of Total Debt
Bank of America	5.52%	04/2010	13,550	1.95%
Bank of America	5.01%	10/2010	6,185	0.89%
Bank of America	4.11%	06/2011	5,510	0.79%
Capmark Finance	5.02%	08/2011	8,800	1.27%
Capmark Finance	4.88%	11/2011	21,750	3.13%
Cohen Financial	5.19%	08/2012	36,200	5.21%
Cohen Financial	5.27%	11/2012	12,500	1.80%
Cohen Financial	5.27%	12/2012	7,000	1.01%
John Hancock Life Insurance (1)	7.65%	01/2018	11,498	1.66%
Key Bank	5.00%	10/2010	7,500	1.08%
MetLife Insurance Company	4.71%	12/2010	20,100	2.89%
Midland Loan Services (1)	5.17%	04/2014	17,348	2.50%
Principal Life Insurance	3.99%	06/2010	32,930	4.74%
Principal Life Insurance	5.05%	01/2014	16,250	2.34%
Principal Real Estate	5.05%	04/2014	8,750	1.26%
Prudential Asset Resource (1)	5.83%	12/2014	5,600	0.81%
Wachovia Securities	4.88%	01/2011	30,720	4.42%
Wells Fargo	5.14%	04/2010	11,125	1.60%
Wells Fargo	5.01%	04/2010	15,300	2.20%
Wells Fargo	5.17%	04/2010	23,690	3.42%
Wells Fargo	5.01%	10/2010	1,700	0.24%
Wells Fargo	4.11%	06/2011	882	0.13%
Wells Fargo	4.11%	06/2011	32,338	4.66%
Total/Weighted Average Fixed Rate Secured	4.96%		347,226	50.00%
Convertible Notes (2)	4.63%	11/2011	125,000	18.00%
Total/Weighted Average Fixed Rate	4.87%	$	472,226	68.00%

Inland Real Estate Corporation
Supplemental Financial Information
As of December 31, 2009
(In thousands except per share and square footage data)

Variable rate debt

Mortgagee/Servicer	Interest Rate at December 31, 2009	Maturity Date		Balance at December 31, 2009	Percent of Total Debt
Bank of America	1.63%	04/2010	$	2,400	0.35%
Bank of America	1.63%	04/2010		2,468	0.36%
Bank of America	1.64%	06/2010		2,732	0.39%
Bank of America	1.64%	06/2010		2,255	0.32%
Bank of America	1.64%	07/2010		10,654	1.53%
Bank of America	1.13%	12/2010		7,833	1.13%
Bank of America	0.70%	12/2014		6,200	0.89%
Metropolitan Capital Bank	6.00%	10/2012		2,700	0.39%
Total/Weighted Average Variable Rate Secured	1.69%			37,242	5.36%
Line of Credit Facility	1.60%	04/2011		45,000	6.48%
Term Loan	2.25%	09/2010		140,000	20.16%
Total/Weighted Average Variable Rate	2.02%			222,242	32.00%
Total/Weighted Average Debt	3.96%		$	694,468	100.00%

(1) These loans require payments of principal and interest monthly; all other loans listed are interest only.
(2) Total convertible notes reflects the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $1,211.

(In thousands except per share and square footage data)

Summary of Consolidated Debt

Schedule of Maturities by Year (1):		Scheduled Principal Payments	Mortgage Loan Maturities	Unsecured Maturities (2)	Total	Total Weighted Average Rate (3)	Percent of Total Debt
2010		636	160,422	140,000	301,058	3.30%	43.35%
2011 (4)		676	100,000	170,000	270,676	4.11%	38.99%
2012		715	58,400	-	59,115	5.29%	8.51%
2013		763	-	-	763	-	0.11%
2014		480	52,013	-	52,493	4.67%	7.56%
2015		283	-	-	283	-	0.04%
2016		306	-	-	306	-	0.04%
2017		302	-	-	302	-	0.04%
2018		-	9,472	-	9,472	7.65%	1.36%
Total	$	4,161	380,307	310,000	694,468	3.96%	100.00%

Total Debt Outstanding		**December 31, 2009**
Mortgage loans payable:		
Fixed rate secured loans	$	347,226
Variable rate secured loans		37,242
Unsecured fixed rate convertible notes (4)		125,000
Unsecured line of credit facility and term loan		185,000
Total	$	694,468

Percentage of Total Debt:	**December 31, 2009**
Fixed rate loans	68.00%
Variable rate loans	32.00%

Current Average Interest Rates (3):	**December 31, 2009**
Fixed rate loans	4.87%
Variable rate loans	2.02%
Total weighted average interest rate	3.96%

(1) Excludes extension periods
(2) Includes unsecured convertible notes, line of credit facility and term loan.
(3) Interest rates are as of December 31, 2009 and exclude the impact of deferred loan fee amortization.
(4) Total convertible notes reflects the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $1,211. The convertible notes, which mature in 2026, are included in the 2011 maturities because that is the earliest date these notes can be redeemed or the note holder can require us to repurchase their note.

(In thousands except per share and square footage data)

Significant Retail Tenants (Consolidated) (1)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc. (2)	11	$	6,837	5.96%	693,129	6.66%
Dominick's Finer Foods	7		5,501	4.80%	464,560	4.46%
Carmax	2		4,021	3.51%	187,851	1.81%
Roundy's	6		3,879	3.38%	377,635	3.63%
PetsMart	9		2,905	2.53%	216,624	2.08%
Kroger	5		2,679	2.34%	307,000	2.95%
Best Buy	4		2,424	2.11%	183,757	1.77%
TJX Companies, Inc. (3)	9		2,281	1.99%	295,150	2.84%
Office Depot	8		1,970	1.72%	177,732	1.71%
The Sports Authority	3		1,851	1.61%	134,896	1.30%
OfficeMax	5		1,623	1.42%	130,636	1.26%
Michael’s	6		1,490	1.30%	130,165	1.25%
Kohl’s	2		1,468	1.28%	169,584	1.63%
Staples	5		1,461	1.27%	112,728	1.08%
Barnes & Noble	3		1,315	1.15%	67,988	0.65%
Dollar Tree	13		1,252	1.09%	136,727	1.31%
Home Depot	1		1,243	1.08%	113,000	1.09%
Pier 1 Imports	6		1,193	1.04%	60,646	0.58%
Bally Total Fitness	2		1,162	1.01%	88,803	0.85%
Total		$	46,555	40.59%	4,048,611	38.91%

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Includes Jewel and Cub Foods
(3) Includes TJ Maxx, Marshall’s, and A.J. Wright Stores

Inland Real Estate Corporation
Supplemental Financial Information
As of December 31, 2009
(In thousands except per share and square footage data)

Significant Retail Tenants (Unconsolidated) (1) (2)

Tenant Name	Number of Stores		Annual Base Rent (2)	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc. (3)	5	$	4,049	11.04%	338,983	9.25%
TJX Companies, Inc. (4)	5		1,633	4.45%	153,715	4.20%
Dick's	2		1,553	4.23%	165,000	4.50%
Regal Cinemas	1		1,210	3.30%	73,000	1.99%
Hobby Lobby	1		1,015	2.77%	56,390	1.54%
The Gap	4		986	2.69%	67,965	1.86%
REI (Recreational Equipment Inc)	1		971	2.65%	25,550	0.70%
Bed, Bath and Beyond (5)	2		810	2.21%	91,435	2.50%
Retail Ventures, Inc (DSW Warehouse)	2		764	2.08%	49,699	1.36%
Dominick's Finer Foods	1		726	1.98%	63,111	1.72%
Kroger	1		683	1.86%	63,743	1.74%
Roundy’s	1		649	1.77%	55,990	1.53%
PetsMart	2		632	1.72%	50,514	1.38%
Harlem Furniture	1		628	1.71%	27,932	0.76%
Border’s Books & Music	2		502	1.37%	45,370	1.24%
The Sports Authority	1		489	1.33%	44,495	1.21%
Blockbuster Video	4		471	1.29%	20,432	0.56%
Nordstsrom Rack	1		425	1.16%	35,731	0.98%
K-Mart	1		406	1.11%	86,479	2.36%
K & G Superstore	1		402	1.10%	36,511	1.00%
Justice for Girls	3		399	1.09%	16,100	0.44%
Ulta	2		387	1.06%	21,361	0.58%
Kirkland’s	2		376	1.03%	12,800	0.35%
Jared The Gallery of Jewelry	2		367	1.00%	11,608	0.32%
Total		$	20,533	56.00%	1,613,914	44.07%

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Annualized rent shown includes joint venture partner’s pro rata share
(3) Includes Jewel and Cub Foods
(4) Includes TJ Maxx, Marshall’s and A.J. Wright Stores
(5) Includes Bed, Bath & Beyond and Buy, Buy Baby

Inland Real Estate Corporation
Supplemental Financial Information
As of December 31, 2009
(In thousands except per share and square footage data)

Significant Retail Tenants (Total) (1) (2)

Tenant Name	Number of Stores		Annual Base Rent (2)	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc. (3)	16	$	10,887	7.19%	1,032,112	7.34%
Dominick's Finer Foods	8		6,227	4.11%	527,671	3.75%
Roundy’s	7		4,528	2.99%	433,625	3.08%
Carmax	2		4,021	2.66%	187,851	1.34%
TJX Companies, Inc. (4)	14		3,915	2.59%	448,865	3.19%
PetsMart	11		3,537	2.34%	267,138	1.90%
Kroger	6		3,362	2.22%	370,743	2.64%
Best Buy	4		2,424	1.60%	183,757	1.31%
The Sports Authority	4		2,340	1.55%	179,364	1.27%
Office Depot	9		2,277	1.50%	199,188	1.42%
The GAP	8		1,912	1.26%	136,420	0.97%
OfficeMax	6		1,818	1.20%	144,596	1.03%
Retail Ventures, Inc (DSW Warehouse)	4		1,751	1.16%	95,915	0.68%
Michael’s	7		1,718	1.14%	149,908	1.07%
Bed, Bath & Beyond (5)	4		1,632	1.08%	164,235	1.17%
Barnes & Noble	4		1,557	1.03%	92,223	0.66%
Dick’s	2		1,553	1.03%	165,000	1.17%
Total		$	55,459	36.65%	4,778,611	33.99%

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Annualized rent shown includes joint venture partner’s pro rata share
(3) Includes Jewel and Cub Foods
(4) Includes TJ Maxx, Marshall’s, and A.J. Wright Stores
(5) Includes Bed, Bath & Beyond and Buy, Buy Baby

Inland Real Estate Corporation
Supplemental Financial Information
As of December 31, 2009
(In thousands except per share and square footage data)

Lease Expiration Analysis
(Consolidated)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (2)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (3)
ALL ANCHOR LEASES (1)						
M-T-M	3	69,191	0.74%	$ 477	0.39%	$ 6.89
2010	9	163,246	1.75%	1,407	1.16%	8.62
2011	26	728,062	7.82%	7,496	6.18%	10.30
2012	26	610,964	6.57%	6,396	5.28%	10.47
2013	31	833,543	8.96%	8,063	6.65%	9.67
2014	24	861,692	9.26%	9,479	7.82%	11.00
2015	14	378,624	4.07%	4,010	3.31%	10.59
2016	7	153,760	1.65%	2,282	1.88%	14.84
2017	15	699,661	7.52%	8,207	6.77%	11.73
2018	10	452,262	4.86%	5,441	4.49%	12.03
2019+	38	1,801,574	19.36%	21,262	17.54%	11.80
TOTAL/WEIGHTED AVERAGE	203	6,752,579	72.56%	$ 74,520	61.47%	$ 11.04
ALL NON-ANCHOR LEASES						
M-T-M	34	83,103	0.89%	$ 1,328	1.10%	$ 15.98
2010	143	332,419	3.57%	5,959	4.92%	17.93
2011	140	383,585	4.12%	6,525	5.38%	17.01
2012	180	453,016	4.87%	8,291	6.84%	18.30
2013	162	445,584	4.79%	8,270	6.82%	18.56
2014	113	289,875	3.11%	4,922	4.06%	16.98
2015	55	164,544	1.77%	3,275	2.70%	19.90
2016	23	74,331	0.80%	1,582	1.31%	21.28
2017	16	75,117	0.81%	1,200	0.99%	15.98
2018	20	67,008	0.72%	1,610	1.33%	24.03
2019+	44	184,749	1.99%	3,730	3.08%	20.19
TOTAL/WEIGHTED AVERAGE	930	2,553,331	27.44%	$ 46,692	38.53%	$ 18.29
ALL LEASES						
M-T-M	37	152,294	1.63%	$ 1,805	1.49%	$ 11.85
2010	152	495,665	5.32%	7,366	6.08%	14.86
2011	166	1,111,647	11.94%	14,021	11.56%	12.61
2012	206	1,063,980	11.44%	14,687	12.12%	13.80
2013	193	1,279,127	13.75%	16,333	13.47%	12.77
2014	137	1,151,567	12.37%	14,401	11.88%	12.51
2015	69	543,168	5.84%	7,285	6.01%	13.41
2016	30	228,091	2.45%	3,864	3.19%	16.94
2017	31	774,778	8.33%	9,407	7.76%	12.14
2018	30	519,270	5.58%	7,051	5.82%	13.58
2019+	82	1,986,323	21.35%	24,992	20.62%	12.58
TOTAL/WEIGHTED AVERAGE	1,133	9,305,910	100.00%	$ 121,212	100.00%	$ 13.03

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(3) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
As of December 31, 2009
(In thousands except per share and square footage data)

Lease Expiration Analysis
(Unconsolidated) (1)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA		Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)		Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (2)								
2010	5	133,091	3.83%	$	1,023	2.06%	$	7.69
2011	5	164,097	4.72%		1,420	2.86%		8.65
2012	3	105,112	3.03%		1,465	2.95%		13.94
2013	5	147,025	4.23%		1,911	3.85%		13.00
2014	9	250,982	7.23%		2,743	5.53%		10.93
2015	5	155,893	4.49%		1,831	3.69%		11.75
2016	4	134,593	3.87%		1,105	2.23%		8.21
2017	3	50,181	1.44%		832	1.68%		16.58
2018	9	954,524	27.48%		13,197	26.60%		13.83
2019+	14	718,541	20.68%		8,961	18.06%		12.47
TOTAL/WEIGHTED AVERAGE	62	2,814,039	81.00%	$	34,488	69.51%	$	12.26
ALL NON-ANCHOR LEASES (1)								
M-T-M	6	12,900	0.37%	$	276	0.56%	$	21.40
2010	45	109,291	3.15%		2,167	4.37%		19.83
2011	22	68,140	1.96%		1,370	2.76%		20.11
2012	28	65,037	1.87%		1,433	2.89%		22.03
2013	20	52,569	1.51%		1,247	2.51%		23.72
2014	40	136,342	3.93%		2,970	5.99%		21.78
2015	22	81,651	2.35%		1,815	3.66%		22.23
2016	12	46,086	1.33%		1,214	2.45%		26.34
2017	3	17,033	0.49%		502	1.01%		29.47
2018	3	9,181	0.26%		227	0.46%		24.72
2019+	13	61,685	1.78%		1,910	3.83%		30.96
TOTAL/WEIGHTED AVERAGE	214	659,915	19.00%	$	15,131	30.49%	$	22.93
ALL LEASES								
M-T-M	6	12,900	0.37%	$	276	0.56%	$	21.40
2010	50	242,382	6.98%		3,190	6.43%		13.16
2011	27	232,237	6.68%		2,790	5.62%		12.01
2012	31	170,149	4.90%		2,898	5.84%		17.03
2013	25	199,594	5.74%		3,158	6.36%		15.82
2014	49	387,324	11.16%		5,713	11.52%		14.75
2015	27	237,544	6.84%		3,646	7.35%		15.35
2016	16	180,679	5.20%		2,319	4.68%		12.83
2017	6	67,214	1.93%		1,334	2.69%		19.85
2018	12	963,705	27.74%		13,424	27.06%		13.93
2019+	27	780,226	22.46%		10,871	21.89%		13.93
TOTAL/WEIGHTED AVERAGE	276	3,473,954	100.00%	$	49,619	100.00%	$	14.28

(1) Amounts in table include our joint venture partner's pro rata share
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Total) (1)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (2)						
M-T-M	3	69,191	0.54%	$ 477	0.28%	$ 6.89
2010	14	296,337	2.32%	2,430	1.42%	8.20
2011	31	892,159	6.98%	8,916	5.22%	9.99
2012	29	716,076	5.60%	7,861	4.60%	10.98
2013	36	980,568	7.67%	9,974	5.84%	10.17
2014	33	1,112,674	8.71%	12,222	7.15%	10.98
2015	19	534,517	4.18%	5,841	3.42%	10.93
2016	11	288,353	2.26%	3,387	1.98%	11.75
2017	18	749,842	5.87%	9,039	5.29%	12.05
2018	19	1,406,786	11.01%	18,638	10.91%	13.25
2019+	52	2,520,115	19.72%	30,223	17.69%	11.99
TOTAL/WEIGHTED AVERAGE	265	9,566,618	74.86%	$ 109,008	63.80%	$ 11.39
ALL NON-ANCHOR LEASES (1)						
M-T-M	40	96,003	0.75%	$ 1,604	0.94%	$ 16.71
2010	188	441,710	3.46%	8,126	4.76%	18.40
2011	162	451,725	3.53%	7,895	4.62%	17.48
2012	208	518,053	4.05%	9,724	5.69%	18.77
2013	182	498,153	3.90%	9,517	5.57%	19.10
2014	153	426,217	3.34%	7,892	4.62%	18.52
2015	77	246,195	1.93%	5,090	2.98%	20.67
2016	35	120,417	0.94%	2,796	1.64%	23.22
2017	19	92,150	0.72%	1,702	1.00%	18.47
2018	23	76,189	0.60%	1,837	1.08%	24.11
2019+	57	246,434	1.92%	5,640	3.30%	22.89
TOTAL/WEIGHTED AVERAGE	1,144	3,213,246	25.14%	$ 61,823	36.20%	$ 19.24
ALL LEASES						
M-T-M	43	165,194	1.29%	$ 2,081	1.22%	$ 12.60
2010	202	738,047	5.78%	10,556	6.18%	14.30
2011	193	1,343,884	10.51%	16,811	9.84%	12.51
2012	237	1,234,129	9.65%	17,585	10.29%	14.25
2013	218	1,478,721	11.57%	19,491	11.41%	13.18
2014	186	1,538,891	12.05%	20,114	11.77%	13.07
2015	96	780,712	6.11%	10,931	6.40%	14.00
2016	46	408,770	3.20%	6,183	3.62%	15.13
2017	37	841,992	6.59%	10,741	6.29%	12.76
2018	42	1,482,975	11.61%	20,475	11.99%	13.81
2019+	109	2,766,549	21.64%	35,863	20.99%	12.96
TOTAL/WEIGHTED AVERAGE	1,409	12,779,864	100.00%	$ 170,831	100.00%	$ 13.37

(1) Amounts in table include our joint venture partner's pro rata share
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis)
New Lease Summary
(Consolidated)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)	
							Total Dollar	Percent
1Q2009	13	47,547	$	494	$	543	$ 49	9.9%
per square foot			$	10.39	$	11.42	$ 1.03	
2Q2009	17	72,013	$	1,010	$	1,076	$ 66	6.5%
per square foot			$	14.02	$	14.94	$ 0.92	
3Q2009	27	122,092	$	2,074	$	1,531	$ (543)	-26.2%
per square foot			$	16.99	$	12.54	$ (4.45)	
4Q2009	21	68,802	$	1,183	$	1,071	$ (112)	-9.5%
per square foot			$	17.19	$	15.56	$ (1.63)	
2009 Total	78	310,454	$	4,761	$	4,221	$ (540)	-11.3%
per square foot			$	15.34	$	13.60	$ (1.74)	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)	
							Total Dollar	Percent
1Q2009	44	198,061	$	2,240	$	2,288	$ 48	2.1%
per square foot			$	11.31	$	11.55	$ 0.24	
2Q2009	44	268,882	$	2,954	$	2,949	$ (5)	-0.2%
per square foot			$	10.99	$	10.97	$ (0.02)	
3Q2009	50	347,310	$	3,904	$	4,084	$ 180	4.6%
per square foot			$	11.24	$	11.76	$ 0.52	
4Q2009	47	157,135	$	2,324	$	2,624	$ 300	12.9%
per square foot			$	14.79	$	16.70	$ 1.91	
2009 Total	185	971,388	$	11,422	$	11,945	$ 523	4.6%
per square foot			$	11.76	$	12.30	$ 0.54	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis)
Non-Comparable Lease Summary
 (Consolidated)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2009	1	5,482	$	-	$	52
per square foot			$	-	$	9.49
2Q2009	1	3,100	$	-	$	38
per square foot			$	-	$	12.26
3Q2009	1	11,722	$	-	$	222
per square foot			$	-	$	18.94
4Q2009	6	15,586	$	-	$	281
per square foot			$	-	$	18.03
2009 Total	9	35,890	$	-	$	593
per square foot			$	-	$	16.52

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
New Lease Summary
(Unconsolidated)

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar	Percent
1Q2009	1	1,215	$	24	$	21	$	(3)	-12.5%
per square foot			$	19.75	$	17.28	$	(2.47)	
2Q2009	3	64,097	$	1,272	$	1,099	$	(173)	-13.6%
per square foot			$	19.85	$	17.15	$	(2.70)	
3Q2009	6	24,612	$	592	$	455	$	(137)	-23.1%
per square foot			$	24.05	$	18.49	$	(5.56)	
4Q2009	3	6,520	$	152	$	117	$	(35)	-23.0%
per square foot			$	23.31	$	17.94	$	(5.37)	
2009 Total	13	96,444	$	2,040	$	1,692	$	(348)	-17.1%
per square foot			$	21.15	$	17.54	$	(3.61)	

Renewal Lease Summary

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar	Percent
1Q2009	4	7,284	$	115	$	131	$	16	13.9%
per square foot			$	15.79	$	17.98	$	2.19	
2Q2009	8	15,252	$	284	$	363	$	79	27.8%
per square foot			$	18.62	$	23.80	$	5.18	
3Q2009	6	46,553	$	618	$	624	$	6	1.0%
per square foot			$	13.27	$	13.40	$	0.13	
4Q2009	5	10,810	$	245	$	179	$	(66)	-26.9%
per square foot			$	22.66	$	16.56	$	(6.10)	
2009 Total	23	79,899	$	1,262	$	1,297	$	35	2.8%
per square foot			$	15.79	$	16.23	$	0.44	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)

Non-Comparable Lease Summary
(Unconsolidated)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2009	2	16,650	$	-	$	142
per square foot			$	-	$	8.53
2Q2009	1	1,832	$	-	$	39
per square foot			$	-	$	21.29
3Q2009	-	-	$	-	$	-
per square foot			$	-	$	-
4Q2009	-	-	$	-	$	-
per square foot			$	-	$	-
2009 Total	3	18,482	$	-	$	181
per square foot			$	-	$	9.79

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

28

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
New Lease Summary
(Total)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2009	14	48,762	$	518	$	564	$	46	8.9%
per square foot			$	10.62	$	11.56	$	0.94	
2Q2009	20	136,110	$	2,282	$	2,175	$	(107)	-4.7%
per square foot			$	16.77	$	15.98	$	(0.79)	
3Q2009	33	146,704	$	2,666	$	1,986	$	(680)	-25.5%
per square foot			$	18.17	$	13.54	$	(4.63)	
4Q2009	24	75,322	$	1,335	$	1,188	$	(147)	-11.0%
per square foot			$	17.72	$	15.77	$	(1.95)	
2009 Total	91	406,898	$	6,801	$	5,913	$	(888)	-13.1%
per square foot			$	16.71	$	14.53	$	(2.18)	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2009	48	205,345	$	2,355	$	2,419	$	64	2.7%
per square foot			$	11.47	$	11.78	$	0.31	
2Q2009	52	284,134	$	3,238	$	3,312	$	74	2.3%
per square foot			$	11.40	$	11.66	$	0.26	
3Q2009	56	393,863	$	4,522	$	4,708	$	186	4.1%
per square foot			$	11.48	$	11.95	$	0.47	
4Q2009	52	167,945	$	2,569	$	2,803	$	234	9.1%
per square foot			$	15.30	$	16.69	$	1.39	
2009 Total	208	1,051,287	$	12,684	$	13,242	$	558	4.4%
per square foot			$	12.07	$	12.60	$	0.53	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
Non-Comparable Lease Summary
(Total)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent
1Q2009	3	22,132	$	-	$ 194
per square foot			$	-	$ 8.77
2Q2009	2	4,932	$	-	$ 77
per square foot			$	-	$ 15.61
3Q2009	1	11,722	$	-	$ 222
per square foot			$	-	$ 18.94
4Q2009	6	15,586	$	-	$ 281
per square foot			$	-	$ 18.03
2009 Total	12	54,372	$	-	$ 774
per square foot			$	-	$ 14.24

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended December 31, 2009
(In thousands except per share and square footage data)

4th Quarter 2009 Leasing Activity

(Consolidated)

New Leases		Non-Anchors (1)	Anchors (1)	Total
Number of Leases		19	2	21
Gross Leasable Area (Sq.Ft.)		41,254	27,548	68,802
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	15.32	15.92	15.56

Renewals		Non-Anchors	Anchors	Total
Number of Leases		44	3	47
Gross Leasable Area (Sq.Ft.)		112,578	44,557	157,135
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.66	11.75	16.70

Non-Comparable Leases (2)		Non-Anchors	Anchors	Total
Number of Leases		6	-	6
Gross Leasable Area (Sq.Ft.)		15,586	-	15,586
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.03	-	18.03

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		69	5	74
Gross Leasable Area (Sq.Ft.)		169,418	72,105	241,523
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.79	13.34	16.46

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(2) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended December 31, 2009
(In thousands except per share and square footage data)

4th Quarter 2009 Leasing Activity

(Unconsolidated)

New Leases		Non-Anchors (1)	Anchors (1)	Total
Number of Leases		3	-	3
Gross Leasable Area (Sq.Ft.)		6,520	-	6,520
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.94	-	17.94

Renewals		Non-Anchors	Anchors	Total
Number of Leases		5	-	5
Gross Leasable Area (Sq.Ft.)		10,810	-	10,810
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	16.56	-	16.56

Non-Comparable Leases (2)		Non-Anchors	Anchors	Total
Number of Leases		-	-	-
Gross Leasable Area (Sq.Ft.)		-	-	-
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	-	-	-

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		8	-	8
Gross Leasable Area (Sq.Ft.)		17,330	-	17,330
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.08	-	17.08

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended December 31, 2009
(In thousands except per share and square footage data)

4th Quarter 2009 Leasing Activity (1)
(Total)

New Leases		Non-Anchors (2)	Anchors (2)	Total
Number of Leases		22	2	24
Gross Leasable Area (Sq.Ft.)		47,774	27,548	75,322
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	15.67	15.92	15.77

Renewals		Non-Anchors	Anchors	Total
Number of Leases		49	3	52
Gross Leasable Area (Sq.Ft.)		123,388	44,557	167,945
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.47	11.75	16.69

Non-Comparable Leases (3)		Non-Anchors	Anchors	Total
Number of Leases		6	-	6
Gross Leasable Area (Sq.Ft.)		15,586	-	15,586
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.03	-	18.03

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		77	5	82
Gross Leasable Area (Sq.Ft.)		186,748	72,105	258,853
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.72	13.34	16.50

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2009 and 2008
(In thousands except per share and square footage data)

Same Store Net Operating Income Analysis

The following schedule presents same store net operating income, which is the net operating income of properties owned in both the three and twelve months ended December 31, 2009 and 2008, along with other investment properties new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense. We provide same store net operating income as it allows investors to compare the results of property operations for the three and twelve months ended December 31, 2009 and 2008. We also provide a reconciliation of these amounts to the most comparable GAAP measure, net income available to common stockholders.

		Three months ended December 31, 2009	Three months ended December 31, 2008	% Increase – Decrease	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008	% Increase - Decrease
Rental income and additional income:							
"Same store" investment properties,121 properties							
Rental income	$	29,274	30,711	-4.7%	120,320	124,443	-3.3%
Tenant recovery income		10,216	12,063	-15.3%	43,224	51,072	-15.4%
Other property income		1,319	793	66.3%	4,505	3,452	30.5%
"Other investment properties							
Rental income		-	609		57	5,327	
Tenant recovery income		-	30		73	492	
Other property income		(1)	(1)		(1)	6	
Total rental income and additional income	$	**40,808**	**44,205**		**168,178**	**184,792**	
Property operating expenses:							
"Same store" investment properties, 121 properties							
Property operating expenses	$	6,412	7,898	-18.8%	24,217	26,977	-10.2%
Real estate tax expense		7,606	5,619	35.4%	31,571	30,073	5.0%
"Other investment properties"							
Property operating expenses		-	22		21	331	
Real estate tax expense		-	-		-	322	
Total property operating expenses	$	**14,018**	**13,539**		**55,809**	**57,703**	
Property net operating income							
"Same store" investment properties	$	26,791	30,050	-10.8%	112,261	121,917	-7.9%
"Other investment properties"		(1)	616		108	5,172	
Total property net operating income	$	**26,790**	**30,666**		**112,369**	**127,089**	
Other income:							
Straight-line expense		(170)	(504)		(732)	(658)	
Amortization of lease intangibles		5	33		68	159	
Other income		1,219	658		2,813	4,613	
Fee income from unconsolidated joint ventures		816	1,310		3,330	4,551	
Gain on sale of investment properties		-	-		341	-	
Gain on sale of joint venture interest		993	780		2,766	5,043	
Gain on extinguishment of debt		1,048	3,412		7,980	3,412	
Other expenses:							
Income tax benefit (expense) of taxable REIT subsidiary		(381)	324		513	(198)	
Bad debt expense		(1,479)	(1,056)		(5,616)	(2,564)	
Depreciation and amortization		(10,131)	(10,443)		(46,375)	(44,214)	
General and administrative expenses		(2,949)	(3,259)		(12,639)	(12,991)	
Interest expense		(8,098)	(11,380)		(34,823)	(46,711)	
Impairment of investment securities		-	(8,361)		(2,660)	(12,043)	
Provision for asset impairment		(778)	-		(4,696)	(666)	
Equity in earnings (loss) of unconsolidated ventures		(934)	(446)		(16,495)	4,727	
Income from continuing operations		5,951	1,734		6,144	29,549	
Income from discontinued operations		-	81		2,485	1,305	
Net income		5,951	1,815		8,629	30,854	
Less: Net income attributable to the noncontrolling interest	$	(121)	(88)		(417)	(429)	
Net income available to common stockholders	$	5,830	1,727		8,212	30,425	

Inland Real Estate Corporation
Supplemental Financial Information
For the twelve months ended December 31, 2009
(In thousands except per share and square footage data)

Property Dispositions

Date	Property	City	State	GLA Sq. Ft.	Sale Price	Gain on Sale
01/30/09	Wisner/Milwaukee	Chicago	IL	14,426	$ 4,000	$ 1,883
02/10/09	Western & Howard	Chicago	IL	11,974	1,845	117
04/08/09	Montgomery Plaza	Montgomery	IL	12,903	720	-
04/30/09	Lake Park Plaza (partial sale)	Michigan City	IN	114,557	1,706	8
				153,860	$ 8,271	$ 2,008

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures

Venture with New York State Teachers' Retirement System

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
12/03/04	IN Retail Fund, LLC	Cobbler Crossing	Elgin	IL	102,643	50.0%	$ 1,641	$ 4,100
12/03/04	IN Retail Fund, LLC	Shoppes at Mill Creek	Palos Park	IL	102,422	50.0%	2,450	4,255
12/03/04	IN Retail Fund, LLC	Woodfield Commons	Schaumburg	IL	207,452	50.0%	8,438	8,750
12/03/04	IN Retail Fund, LLC	Marketplace at Six Corners	Chicago	IL	117,000	50.0%	4,627	5,983
12/03/04	IN Retail Fund, LLC	Chatham Ridge	Chicago	IL	175,991	50.0%	7,616	7,500
12/23/04	IN Retail Fund, LLC	Randall Square	Geneva	IL	216,485	50.0%	8,522	8,250
04/01/05	IN Retail Fund, LLC	Thatcher Woods	River Grove	IL	188,213	50.0%	4,836	6,750
06/01/05	IN Retail Fund, LLC	Forest Lake Marketplace	Forest Lake	MN	93,853	50.0%	3,211	4,250
06/30/05	IN Retail Fund, LLC	Orland Park Place	Orland Park	IL	599,672	50.0%	(2,170)	15,622
09/01/05	IN Retail Fund, LLC	Mapleview Shopping Center	Grayslake	IL	114,804	50.0%	(758)	6,867
09/01/05	IN Retail Fund, LLC	Regal Showplace	Crystal Lake	IL	96,928	50.0%	127	4,713
02/15/06	IN Retail Fund, LLC	Algonquin Commons	Algonquin	IL	537,469	50.0%	3,092	45,960
09/07/06	IN Retail Fund, LLC	Greentree	Caledonia	WI	169,268	50.0%	3,658	3,300
09/07/06	IN Retail Fund, LLC	Ravinia Plaza	Orland Park	IL	101,384	50.0%	3,489	5,666
					2,823,584		$ 48,779	$ 131,966

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Cohen Financial	5.63% Fixed	March 2011	$ 8,510
Cohen Financial	5.21% Fixed	May 2012	8,200
Cohen Financial	5.86% Fixed	March 2015	8,500
John Hancock Life Ins.	5.83% Fixed	February 2015	13,500
Midland Loan Services	4.94% Fixed	April 2012	17,500
Midland Loan Services	4.94% Fixed	April 2012	15,000
Principal Capital	5.29% Fixed	December 2012	6,600
Principal Capital	6.08% Fixed	October 2013	11,331
Prudential Insurance	5.35% Fixed	December 2011	16,500
TCF Bank	6.50% Fixed	September 2014	11,967
Wachovia Securities	5.58% Fixed	April 2013	13,137
Wachovia Securities	5.66% Fixed	April 2013	2,583
Wachovia Securities	5.93% Fixed	April 2013	7,439
Wachovia Securities	7.56% Fixed	July 2011	31,244
Wachovia Securities	5.45% Fixed	November 2014	72,295
Wachovia Securities	5.24% Fixed	November 2014	19,626
Total / Weighted Average	5.74% Fixed		$ 263,932

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and as this debt is nonrecourse, IRC is not financially obligated for the outstanding amounts.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with TMK Development

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
01/5/06	TMK/Inland Aurora	Savannah Crossing	Aurora	IL	12Acres	40.0%	$ 5,589	$ -

Development Joint Venture with North American Real Estate

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
06/06/06	NARE/Inland North Aurora I	North Aurora Towne Centre I	North Aurora	IL	29 Acres	45.0%	$ 10,785	$ 15,229
08/30/06	NARE/Inland North Aurora II	North Aurora Towne Centre II	North Aurora	IL	20 Acres	45.0%	3,466	3,017
09/10/07	NARE/Inland North Aurora III	North Aurora Towne Centre III	North Aurora	IL	63 Acres	45.0%	9,616	11,470
					112 Acres		$ 23,867	$ 29,716

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America	4.23% Variable	June 2011	$ 13,408
Bank of America	1.74% Variable	October 2011	4,300
Bank of America	4.23% Variable	June 2011	3,549
Bank of America	4.23% Variable	June 2011	13,819
Total / Weighted Average	3.92%Variable		$ 35,076

Development Joint Venture with Paradise Group

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
02/23/07	PDG/Tuscany Village Venture	Tuscany Village	Clermont	FL	53 Acres	15.0%	$ 6,767	$ -

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America (2)	2.58% Variable	September 2009	$ 9,052

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents.
(2) The Company is engaged in discussions with the respective lender to extend or restructure this debt.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with Pine Tree Institutional Realty LLC

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
04/02/07	PTI Ft. Wayne, LLC	Orchard Crossing	Ft. Wayne	IN	19 Acres	85%	$ 5,816	$ 13,643
09/26/07	PTI Boise, LLC	Southshore Shopping Center	Boise	ID	7 Acres	85%	5,364	2,295
12/21/07	PTI Westfield, LLC	Lantern Commons	Westfield	IN	64 Acres	85%	5,236	7,650
					90 Acres		$ 16,416	$ 23,588

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America	4.23% Variable	June 2011	$ 16,050
Inland Boise, LLC	6.00% Variable	October 2012	2,700
National City Bank	4.23% Variable	December 2010	9,000
Total / Weighted Average	4.40%Variable		$ 27,750

Development Joint Venture with Tucker Development Corporation

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
05/12/07	TDC Inland Lakemoor	Shops at Lakemoor	Lakemoor	IL	74 Acres	48%	$ 2,851	$ 21,663

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America	1.54% Variable	August 2010	$ 22,105

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture with Inland Real Estate Exchange

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
07/14/08	IRC/IREX Venture	Bank of America	Moosic	PA	300,000	44%	$ 8,057	$ 11,094
07/14/08	IRC/IREX Venture	Bank of America	Las Vegas	NV	85,708	44%	2,302	6,515
07/14/08	IRC/IREX Venture	Bank of America	Hunt Valley	MD	377,332	32%	7,839	13,774
07/14/08	IRC/IREX Venture	Bank of America	Rio Ranch	NM	76,768	32%	1,595	2,316
					839,808		$ 19,793	$ 33,699

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Parkway Bank	5.60% Fixed	July 2013	$ 25,213
Parkway Bank	5.60% Fixed	July 2013	14,807
Parkway Bank	5.60% Fixed	July 2013	43,044
Parkway Bank	5.60% Fixed	July 2013	7,236
Total / Weighted Average	5.60% Fixed		$ 90,300

(1) IRC's pro rata share of debt is calculated using the current ownership percentage in each asset and as this debt is nonrecourse, IRC is not financially obligated for the outstanding amounts.

Inland Real Estate Corporation
Supplemental Financial Information
As of December 31, 2009
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture Development Summary

Project / Entity	MSA	IRC % Interest (1)	Projected Owned GLA	Projected Total GLA	Current Occupancy	Total Estimated Project Cost	Net Cost Incurred as of December 31, 2009	Major Tenants and Non-owned Anchors
Active Development Projects								
Savannah Crossing – IL TMK/Inland Aurora Venture LLC	Chicago	40%	22,527	265,027	60.0%	$ 10,943	$ 8,455	Wal-Mart (non-owned) Walgreen's (non-owned)
North Aurora Towne Centre Phase I (Outlots) – IL NARE/Inland North Aurora Venture LLC	Chicago	45%	62,056	182,056	58.1%	30,668	28,653	Target (non-owned) JC Penney (non-owned) Best Buy La-Z-Boy(non-owned)
Orchard Crossing – IN PTI Ft. Wayne, LLC	Fort Wayne	85%	118,252	258,252	73.4%	24,576	23,200	Target (non-owned)s
Southshore Shopping Center – ID PTI Boise, LLC	Boise	85%	91,391	91,391	-	13,847	5,730	Albertson's (non-owned)
Totals/Weighted Average			294,226	796,726	44.8%	$ 80,034	$ 66,038	
Land Held for Development								
North Aurora Towne Centre Phase II – IL NARE/Inland North Aurora Venture II LLC	Chicago	45%	150,416	215,416	-	$ 23,000	$ 9,011	Target (non-owned) JC Penney (non-owned) Ashley Furniture (non-owned)
North Aurora Towne Centre Phase III – IL NARE/Inland North Aurora Venture III LLC	Chicago	45%	100,000	375,000	-	41,164	25,743	Target (non-owned) JC Penney (non-owned)
Shops at Lakemoor - IL TDC Inland Lakemoor LLC	Chicago	48%	275,000	535,000	-	97,322	30,346	-
Tuscany Village – FL Paradise	Orlando	15%	106,145	318,770	-	40,565	17,850	-
Lantern Commons PTI Westfield, LLC	Indianapolis	85%	201,000	450,000	-	57,537	20,844	-
Totals/Weighted Average			832,561	1,894,186	-	$ 259,588	$ 103,794	

(1)   The Company owns the development properties through joint ventures and earns a preferred return on its invested capital. After the preferred return is allocated, the Company is allocated it's pro rata share of earnings.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

IREX Joint Venture Property Status (1)

Property	Location	% TIC Ownership		Pro Rata Share of Acquisition Fee		Acquisition Fee Earned for the Twelve months ended December 31, 2009
Fox Run Square	Naperville, IL	100%	$	570	$	12
The University of Phoenix	Merrillville, IN	100%		107		107
Bank of America (2)	Moosic, PA	56%		1,416		435
Bank of America (2)	Las Vegas, NV	56%		-		-
Bank of America (3)	Hunt Valley, MD	68%		1,744		864
Bank of America (3)	Rio Rancho, NM	68%		-		-
			$	3,837	$	1,418

(1) These properties are not consolidated because upon the first sale of equity interest by the joint venture through the private placement offerings, the Company begins accounting for its equity interest under the equity method of accounting.
(2) The interests in the two Bank of America buildings, Moosic, PA and Las Vegas, NV, were sold together as a package. The pro rata share of acquisition fee is $1,416 for both properties.
(3) The interests in the two Bank of America buildings, Hunt Valley, MD and Rio Rancho, NM, were sold together as a package. The pro rata share of acquisition fee is $1,744 for both properties.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Balance Sheets

	December 31, 2009 (unaudited)	December 31, 2008
Balance Sheet:		
Assets:		
Cash	$ 13,776	18,790
Investment in real estate, net	569,613	604,340
Construction in progress	95,832	123,764
Acquired lease intangibles, net	44,943	58,876
Accounts and rents receivable	20,138	19,130
Restricted cash	14,706	15,178
Leasing commissions, net	2,674	2,478
Loan fees, net	1,896	2,125
Other assets	9,457	7,674
Total assets	$ 773,035	852,355
Liabilities:		
Accounts payable and accrued expenses	$ 3,866	3,706
Acquired lease intangibles, net	5,657	6,647
Accrued interest	1,697	1,666
Accrued real estate taxes	14,488	14,024
Security and other deposits	499	561
Mortgage payable	448,216	487,221
Prepaid rents and unearned income	2,167	6,219
Other liabilities	17,365	15,038
Total liabilities	493,955	535,082
Total equity	279,080	317,273
Total liabilities and equity	773,035	852,355
Investment in and advances to unconsolidated joint ventures	$ 125,189	152,916

Unconsolidated joint ventures had mortgages payable of $448,216 and $487,221 as of December 31, 2009 and December 31, 2008, respectively. The Company’s proportionate share of these loans was $240,632 and $300,350 as of December 31, 2009 and December 31, 2008, respectively. The Company's proportionate share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and the Company is only financially obligated for the amounts guaranteed under the loan documents.

Supplemental Financial Information
For the three and twelve months ended December 31, 2009
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)

	Three months ended December 31, 2009	Three months ended December 31, 2008	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008
Revenues:				
Rental income	$ 12,956	12,557	51,274	44,219
Tenant recoveries	4,361	5,394	16,884	19,653
Other property income	372	238	743	5,824
Total revenues	17,689	18,189	68,901	69,696
Expenses:				
Property operating expenses	3,180	4,420	12,494	13,070
Real estate tax expense	3,757	3,429	14,565	13,855
Depreciation and amortization	7,550	6,676	31,336	22,567
Provision for impairment	7,450	-	31,919	-
General and administrative expenses	40	46	185	202
Total expenses	21,977	14,571	90,499	49,694
Operating income (loss)	(4,288)	3,618	(21,598)	20,002
Other income	1,371	(596)	3,476	3,027
Interest expense	(5,527)	(6,630)	(21,743)	(19,103)
Income (loss) from continuing operations	$ (8,444)	(3,608)	(39,865)	3,926
IRC's pro rata share (1)	$ (934)	(446)	(16,495)	4,727

(1)   IRC's pro rata share includes the amortization of certain basis differences and an elimination of IRC's pro rata share of the management fee expense.

Property List

As of December 31, 2009, we owned 121 investment properties, comprised of 26 single-user retail properties, 55 Neighborhood Retail Centers, 16 Community Centers, and 24 Power Centers. These investment properties are located in the states of Florida (1), Illinois (73), Indiana (6), Michigan (1), Minnesota (28), Missouri (1), Nebraska (1), Ohio (3), Tennessee (1) and Wisconsin (6). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Single-User					
Bally Total Fitness St. Paul, MN	43,000	09/99	1998	100%	Bally Total Fitness
Carmax Schaumburg, IL	93,333	12/98	1998	100%	Carmax
Carmax Tinley Park, IL	94,518	12/98	1998	100%	Carmax
Cub Foods Arden Hills, MN	68,442	03/04	2003	100%	Cub Foods
Cub Foods Buffalo Grove, IL	56,192	06/99	1999	100%	Cub Foods (sublet to Great Escape)
Cub Foods Hutchinson, MN	60,208	01/03	1999	100% (2)	Cub Foods (2)
Cub Foods Indianapolis, IN	67,541	03/99	1991	100% (2)	Cub Foods (2)
Disney Celebration, FL	166,131	07/02	1995	100%	Walt Disney World
Dominick's Countryside, IL	62,344	12/97	1975 / 2001	100%	Dominick's Finer Foods
Dominick's Schaumburg, IL	71,400	05/97	1996	100%	Dominick's Finer Foods
Food 4 Less f/k/a Dominick's Hammond, IN	71,313	05/99	1999	100%	Dominick's Finer Foods (sublet to Food 4 Less)
Glendale Heights Retail f/k/a Dominick's Glendale Heights, IL	68,879	09/97	1997	100% (2)	Dominick's Finer Foods (2)
Grand Traverse Crossings f/k/a Circuit City Traverse City, MI	21,337	01/99	1998	0%	None
Hammond Mills Hammond, IN	7,488	12/98	1998	100%	None
Home Goods Store Coon Rapids, MN	25,145	10/05	2005	100%	Home Goods
Homewood Plaza Homewood, IL	19,000	02/98	1993	100% (2)	Office Depot (2)

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Single-User					
Michael's Coon Rapids, MN	24,240	07/02	2001	100%	Michael's
Oliver Square f/k/a Springbrook Market West Chicago, IL	78,158	01/98	1990	0%	None
PetsMart Gurnee, IL	25,692	04/01	1997	100%	PetsMart
Pic 'N Save Waupaca, WI	63,780	03/06	2002	100%	Pic 'N Save
Rite-Aid (f/k/a Eckerd Drug Store) Chattanooga, TN	10,908	05/02	1999	100%	Eckerd Drug Store
Riverdale Commons Outlot Coon Rapids, MN	6,566	03/00	1999	100%	None
Schaumburg Golf Road Retail f/k/a Tweeter Home Entertainment Schaumburg, IL	9,988	09/99	1998	100%	None
Staples Freeport, IL	24,049	12/98	1998	100%	Staples
Verizon Joliet, IL	4,504	05/97	1995	100%	None
Walgreens Jennings, MO	15,120	10/02	1996	100%	Walgreen's (3)
Neighborhood Retail Centers					
22nd Street Plaza Outlot Oakbrook Terrace, IL	9,970	11/97	1985/2004	100%	None
Aurora Commons Aurora, IL	126,908	01/97	1988	94%	Jewel Food Stores
Berwyn Plaza Berwyn, IL	18,138	05/98	1983	100%	Justice Produce
Big Lake Town Square Big Lake, MN	67,858	01/06	2005	94%	Coborn's Super Store
Brunswick Market Center Brunswick, OH	119,540	12/02	1997 / 1998	99%	Buehler's Food Markets
Butera Market Naperville, IL	67,632	03/95	1991	93% (2)	Butera Finer Foods
Byerly's Burnsville Burnsville, MN	72,339	09/99	1988	98%	Byerly's Food Store Erik's Bike Shop
Caton Crossing Plainfield, IL	83,792	06/03	1998	93%	Strack & Van Til

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Neighborhood Retail Centers					
Cliff Lake Centre Eagan, MN	74,182	09/99	1988	92% (2)	None
Downers Grove Market Downers Grove, IL	104,449	03/98	1998	96%	Dominick's Finer Foods
Eastgate Shopping Ctr Lombard, IL	131,601	07/98	1959 / 2000	86%	Schroeder's Ace Hardware Illinois Secretary of State
Edinburgh Festival Brooklyn Park, MN	91,536	10/98	1997	87% (2)	Knowlan's Super Market
Elmhurst City Center Elmhurst, IL	39,090	02/98	1994	94%	Walgreen's (3)
Gateway Square Hinsdale, IL	40,170	03/99	1985	81%	None
Golf Road Shopping Center Niles, IL	25,884	04/97	1982	61%	None
Grand and Hunt Club Gurnee, IL	21,222	12/96	1996	100%	None
Hartford Plaza Naperville, IL	43,762	09/95	1995	97%	The Tile Shop
Hawthorn Village Vernon Hills, IL	98,806	08/96	1979	95%	Dominick's Finer Foods Deal's
Hickory Creek Marketplace Frankfort, IL	55,831	08/99	1999	81%	None
Iroquois Center Naperville, IL	140,981	12/97	1983	90% (2)	Sears Logistics Services (2) Planet Fitness Xilin Association Big Lots
Mallard Crossing Elk Grove Village, IL	82,929	05/97	1993	89%	Food 4 Less
Maple Grove Retail Maple Grove, MN	79,130	09/99	1998	97%	Rainbow
Medina Marketplace Medina, OH	72,781	12/02	1956 / 1999	100%	Giant Eagle, Inc
Mundelein Plaza Mundelein, IL	16,803	03/96	1990	90%	None
Nantucket Square Schaumburg, IL	56,981	09/95	1980	94%	Go Play

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Neighborhood Retail Centers					
Northgate Center Sheboygan, WI	73,647	04/05	2003	96%	Piggly Wiggly
Oak Forest Commons Oak Forest, IL	108,330	03/98	1998	94%	Food 4 Less Murray's Discount Auto
Oak Forest Commons III Oak Forest, IL	7,424	06/99	1999	0%	None
Oak Lawn Town Center Oak Lawn, IL	12,506	06/99	1999	90%	None
Orland Greens Orland Park, IL	45,031	09/98	1984	63%	Dollar Tree
Orland Park Retail Orland Park, IL	8,500	02/98	1997	16%	None
Park Square Brooklyn Park, MN	137,109	08/02	1986 / 1988	90%	Fashion Bug Rainbow
Park St. Clair Schaumburg, IL	11,859	12/96	1994	100%	None
Plymouth Collection Plymouth, MN	45,915	01/99	1999	100%	Golf Galaxy
Quarry Outlot Hodgkins, IL	9,650	12/96	1996	100%	None
River Square Naperville, IL	58,260	06/97	1988	84%	None
Riverplace Center Noblesville, IN	74,414	11/98	1992	100% (2)	Kroger Fashion Bug
Rose Plaza Elmwood Park, IL	24,204	11/98	1997	100%	Binny's Beverage Depot
Rose Plaza East Naperville, IL	11,658	01/00	1999	86%	None
Rose Plaza West Naperville, IL	14,335	09/99	1997	71%	None
Schaumburg Plaza Schaumburg, IL	61,485	06/98	1994	94%	Sears Hardware
Shannon Square Shoppes Arden Hills, MN	29,196	06/04	2003	96%	None
Shingle Creek Brooklyn Center, MN	39,456	09/99	1986	89%	None
Shops at Coopers Grove Country Club Hills, IL	72,518	01/98	1991	20%	None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Neighborhood Retail Centers					
Six Corners Plaza Chicago, IL	80,650	10/96	1966/2005	95% (2)	Bally Total Fitness
St. James Crossing Westmont, IL	49,994	03/98	1990	85%	None
Stuart's Crossing St. Charles, IL	85,529	08/98	1999	93%	Jewel Food Stores
The Plaza f/k/a CVS Plaza f/k/a V. Richard's Plaza Brookfield, WI	107,952	02/99	1985	70%	CVS Guitar Center Hooters of America
The Shops of Plymouth Town Center f/k/a Cub Foods Plymouth, MN	84,759	03/99	1991	97%	Cub Foods
Townes Crossing Oswego, IL	105,989	08/02	1988	91%	Jewel Food Stores
Wauconda Crossings Wauconda, IL	90,290	08/06	1997	96% (2)	Dominick's Finer Foods (2) Walgreen's
Wauconda Shopping Ctr Wauconda, IL	34,137	05/98	1988	93%	Dollar Tree
Westriver Crossings Joliet, IL	32,452	08/99	1999	59%	None
Winnetka Commons New Hope, MN	42,415	07/98	1990	84% (2)	Walgreen's (sublet to Frattalone's Hardware)
Woodland Heights Streamwood, IL	120,436	06/98	1956/1997	95%	Jewel Food Stores U.S. Postal Service
Community Centers					
Apache Shoppes Rochester, MN	60,780	12/06	2005/2006	25%	None
Bergen Plaza Oakdale, MN	258,720	04/98	1978	93%	K-Mart Rainbow Dollar Tree
Bohl Farm Marketplace Crystal Lake, IL	97,287	12/00	2000	53%	Dress Barn Barnes & Noble
Burnsville Crossing Burnsville, MN	97,210	09/99	1989	61%	PetsMart
Chestnut Court Darien, IL	170,027	03/98	1987	82% (2)	Office Depot (2) X-Port Gym Loyola Medical Center Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Community Centers					
Four Flaggs Niles, IL	306,661	11/02	1973 / 1998	86%	Ashley Furniture Jewel Food Stores Global Rehabilitation Sweet Home Furniture JoAnn Fabrics Office Depot PetsMart
Four Flaggs Annex Niles, IL	21,425	11/02	1973 / 2001	100%	Factory Card Outlet
Lake Park Plaza Michigan City, IN	115,082	02/98	1990	86%	Jo Ann Fabrics Hobby Lobby Factory Card Outlet Big R
Park Center Tinley Park, IL	194,479	12/98	1988	76%	Central Grocers Mattress Zone Outlet Chuck E. Cheese Old Country Buffet
Quarry Retail Minneapolis, MN	281,648	09/99	1997	99%	Home Depot Rainbow PetsMart Office Max Old Navy Party City
Skokie Fashion Square Skokie, IL	84,580	12/97	1984	71% (2)	None
Skokie Fashion Square II Skokie, IL	7,151	11/04	1984	100%	None
Springboro Plaza Springboro, OH	154,034	11/98	1992	100%	K-Mart Kroger
Two Rivers Plaza Bolingbrook, IL	57,900	10/98	1994	100% (2)	Marshall's Factory Card Outlet
Village Ten Center Coon Rapids, MN	211,472	08/03	2002	98%	Lifetime Fitness Cub Foods Dollar Tree
Woodland Commons Buffalo Grove, IL	170,122	02/99	1991	91%	Dominick's Finer Foods Jewish Community Center
Power Centers					
Baytowne Shoppes/Square Champaign, IL	118,542	02/99	1993	87%	Staples PetsMart Famous Footwear Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Power Centers					
Crystal Point Crystal Lake, IL	339,898	07/04	1976/1998	99%	Best Buy K-Mart Bed, Bath & Beyond The Sports Authority Cost Plus Borders Books Office Depot
Deer Trace Kohler, WI	149,881	07/02	2000	96%	Elder Beerman TJ Maxx Michael's Dollar Tree
Deer Trace II Kohler, WI	24,410	08/04	2003/2004	100%	None
Joliet Commons Joliet, IL	158,922	10/98	1995	92% (2)	Cinemark PetsMart Barnes & Noble Old Navy MC Sports Old Country Buffet
Joliet Commons Ph II Joliet, IL	40,395	02/00	1999	100%	Office Max
Lansing Square Lansing, IL	233,508	12/96	1991	86% (2)	Sam's Club (2) Bargain Books
Mankato Heights Mankato, MN	155,173	04/03	2002	99%	TJ Maxx Michael's Old Navy Pier One Petco Famous Footwear
Maple Park Place Bolingbrook, IL	218,762	01/97	1992/2004	83% (2)	X-Port Gym Office Depot (2) The Sports Authority Best Buy
Naper West Naperville, IL	214,812	12/97	1985	91%	Barrett's Home Theater Store Lifestyles by Interiors, Etc JoAnn Fabrics
Park Avenue Centre Highland Park, IL	64,943	06/97	1996/2005	85% (2)	Staples Sam's Wine & Spirits (2) TREK Bicycle Store
Park Place Plaza St. Louis Park, MN	84,999	09/99	1997/2006	100%	Office Max PetsMart

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Power Centers					
Pine Tree Plaza Janesville, WI	187,413	10/99	1998	98%	Gander Mountain TJ Maxx Staples Michaels Stores Old Navy Petco Famous Footwear
Riverdale Commons Coon Rapids, MN	175,802	09/99	1999	98%	Rainbow The Sports Authority Office Max Petco Party City
Rivertree Court Vernon Hills, IL	298,862	07/97	1988	93%	Best Buy Kerasotes Theaters Office Depot TJ Maxx PetsMart Michaels Stores Ulta Salon Old Country Buffet Harlem Furniture
Rochester Marketplace Rochester, MN	70,213	09/03	2001 / 2003	100%	Staples PetsMart
Salem Square Countryside, IL	112,310	08/96	1973 / 1985	97%	TJ Maxx Marshall's
Schaumburg Promenade Schaumburg, IL	91,831	12/99	1999	90%	Pier 1 Imports DSW Shoe Warehouse Ashley Furniture
Shakopee Outlot Shakopee, MN	12,285	03/06	2007	85%	None
Shakopee Valley Marketplace Shakopee, MN	146,430	12/02	2000 / 2001	98%	Kohl's Office Max
Shoppes at Grayhawk Omaha, NE	81,000	02/06	2001/2004	79%	Michael's
Shops at Orchard Place Skokie, IL	165,141	12/02	2000	97%	Best Buy DSW Shoe Warehouse Ulta Salon Pier 1 Imports Petco Walter E Smithe Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Power Centers					
University Crossing Mishawaka, IN	111,651	10/03	2003	95%	Marshall's Petco Dollar Tree Stores Pier One Imports Ross Medical Education Center
Woodfield Plaza Schaumburg, IL	177,160	01/98	1992	98%	Kohl's Barnes & Noble Buy Buy Baby Joseph A. Banks Clothiers (sublet to David's Bridal)
Total	10,404,612			90%	

As of December 31, 2009, we owned 18 investment properties through our joint ventures, comprised of 4 Single User, 7 Neighborhood Retail Centers, 3 Community Centers, 1 Lifestyle Center, and 3 Power Centers. These investment properties are located in the states of Illinois (12), Maryland (1), Minnesota (1), Nevada (1), New Mexico (1), Pennsylvania (1) and Wisconsin (1). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Single User					
Bank of America Hunt Valley, MD	377,332	07/08	1972/1997	100%	Bank of America
Bank of America Las Vegas, NV	85,708	07/08	1995	100%	Bank of America
Bank of America Rio Rancho, NM	76,768	07/08	1996	100%	Bank of America
Bank of America Moosic, PA	300,000	07/08	1995	100%	Bank of America
Neighborhood Retail Centers					
Cobbler Crossing Elgin, IL	102,643	05/97	1993	95%	Jewel Food Stores
Forest Lake Marketplace Forest Lake, MN	93,853	09/02	2001	95%	MGM Liquor Warehouse Cub Foods
Mapleview Grayslake, IL	114,804	03/05	2000 / 2005	100%	Jewel Food Stores
Marketplace at Six Corners Chicago, IL	117,000	11/98	1997	96%	Jewel Food Store Marshall's Dept. Store

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Neighborhood Retail Centers					
Ravinia Plaza Orland Park, IL	101,384	11/06	1990	96% (2)	Borders Pier 1 Imports House of Brides
Regal Showplace Crystal Lake, IL	96,928	03/05	1998	97%	Regal Cinemas
The Shoppes of Mill Creek Palos Park, IL	102,422	03/98	1989	95%	Jewel Food Store
Community Centers					
Chatham Ridge Chicago, IL	175,991	02/00	1999	99%	Food 4 Less Marshall's Dept. Store Bally Total Fitness
Greentree Centre & Outlot Caledonia, WI	169,268	02/05	1990/1993	97%	Pic n Save K-Mart
Thatcher Woods Center River Grove, IL	188,213	04/02	1969/1999	91%	Walgreen's A.J. Wright Hanging Garden Banquet Binny's Beverage Depot Dominick's Finer Foods
Lifestyle Centers					
Algonquin Commons Algonquin, IL	537,469	02/06	2004/2005	85% (2)	Relax Home Furniture PetsMart Office Max Border's Pottery Barn Old Navy DSW Warehouse Discovery Dick's Sporting Goods Trader Joe's Ulta
Power Center					
Orland Park Place Orland Park, IL	599,672	04/05	1980/1999	94% (2)	K & G Superstore Old Navy Cost Plus World Market Stein Mart Tiger Direct Barnes & Noble DSW Shoe Warehouse Bed, Bath & Beyond Sports Authority Binny's Beverage Depot Office Depot Nordstrom Rack Dick's Sporting Goods Marshall's

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Power Center					
Randall Square Geneva, IL	216,485	05/99	1999	91% (2)	Marshall's Dept. Store Bed, Bath & Beyond Old Navy Factory Card Outlet Famous Footwear PetsMart Michaels Stores
Woodfield Commons E/W Schaumburg, IL	207,452	10/98	1973, 1975 1997	98%	Toys R Us Luna Carpets Discovery Clothing Harlem Furniture REI Hobby Lobby
Total	3,663,392			95%	
Total /Weighted Average	14,068,004			92%	

(1)   Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.

(2)   We continue to receive rent from tenants who have vacated but are still obligated under their lease terms. These tenants continue to pay an amount equal to the contractual obligations under their lease.

(3)   Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease expiration date.